

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Mr. Robert F. Kuzloski, Esq.
Executive Vice President & Chief Corporate Legal Officer
Validus Holdings, Ltd.
29 Richmond Road
Pembroke, Bermuda HM 08

> **Re: Validus Holdings, Ltd.**
> **Registration Statement on Form S-4**
> **Filed September 20, 2012**
> **File No. 333-183999**

Dear Mr. Kuzloski:

We have reviewed your supplemental response filed October 15, 2012 and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-4
Supplemental Response Filed October 15, 2012

1. Please refer to your response to Comment 2. Please revise your disclosure in each tax opinion to adopt or state that the disclosure is the respective opinion of counsel. In addition to the subsection "Tax Consequences of the Mergers Generally", please expand your opinion to include the sections "First-Step Merger" and "Second-Step Merger" which disclose the material tax consequences of the mergers. For guidance, please refer to Staff Legal Bulletin No. 19, Section III.B.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Todd E. Freed, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, NY 10036